FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 2012

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated May 1, 2012 – Total Voting Rights
2.	Press release dated May 3, 2012 – AGM announcement 2012
3.	Press release dated May 4, 2012 – Holding(s) in Company
4.	Press release dated May 16, 2012 – European Researchers to Tackle Accelerator Programming
5.	Press release dated May 21, 2012 – Hisilicon Licenses Range of ARM Mali Graphics Processors to Drive the Next-Generation of Smart Connected Devices
6.	Press release dated May 23, 2012 – Analyst and Investor Day
7.	Press release dated May 31, 2012 – ARM Highlights Innovation Driven by Partner Collaboration at DAC 2012

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2012

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 30 April 2012 consists of 1,376,074,465 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,376,074,465.

The above figure 1,376,074,465 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2

Annual General Meeting (“AGM”)

Cambridge, UK, 3 May 2012 – ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMH)] announces that the AGM of the Company was held today at which, as previously announced,  the Chairman, Doug Dunn and the President, Tudor Brown retired from the board.  The board recorded its thanks to both directors for their very significant contributions over many years.

Sir John Buchanan was elected as a director at the AGM and took over as Chairman of the Board immediately following the meeting.

All resolutions put to the AGM were duly passed on a poll.  The voting on each resolution was as follows:

	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
1	1,027,231,138	99.97	271,051	0.03	1,027,502,189	74.67%	3,194,290
2	1,029,331,593	99.99	134,533	0.01	1,029,466,126	74.81%	1,230,353
3	996,309,943	97.40	26,564,064	2.60	1,022,874,007	74.33%	7,822,471
4.0	1,013,537,520	99.26	7,607,529	0.74	1,021,145,049	74.21%	9,551,429
4.1	1,019,493,318	99.04	9,840,872	0.96	1,029,334,190	74.80%	1,362,289
5	1,024,184,895	99.50	5,145,281	0.50	1,029,330,176	74.80%	1,366,303
6	1,015,658,229	99.42	5,882,803	0.58	1,021,541,032	74.24%	9,155,446
7	1,018,601,945	98.96	10,726,795	1.04	1,029,328,740	74.80%	1,367,739
8	1,018,591,991	98.96	10,727,232	1.04	1,029,319,223	74.80%	1,377,256
9	1,014,612,069	98.57	14,734,000	1.43	1,029,346,069	74.80%	1,350,410
10	1,014,147,884	99.30	7,129,577	0.70	1,021,277,461	74.22%	9,419,017
11	1,012,927,010	99.18	8,375,039	0.82	1,021,302,049	74.22%	9,394,429
12	1,019,345,392	99.03	9,987,534	0.97	1,029,332,926	74.80%	1,363,553
13	1,008,393,831	97.97	20,938,859	2.03	1,029,332,690	74.80%	1,363,789
14	1,022,915,381	99.38	6,416,163	0.62	1,029,331,544	74.80%	1,364,935
15	999,579,075	97.85	21,997,638	2.15	1,021,576,713	74.24%	9,119,765
16	1,009,084,442	98.03	20,330,824	1.97	1,029,415,266	74.81%	1,281,213
17	830,987,128	81.22	192,126,696	18.78	1,023,113,824	74.35%	7,582,655
18	1,027,469,337	99.90	980,478	0.10	1,028,449,815	74.74%	2,246,664
19	1,018,196,760	98.91	11,267,235	1.09	1,029,463,995	74.81%	1,232,484
20	843,209,180	81.91	186,189,222	18.09	1,029,398,402	74.81%	1,298,077

The CEO's presentation will be available today on the Company's website www.arm.com/ir and an audiocast of the proceedings will be available from 6pm 3 May 2012.

CONTACTS:

Tim Score/Ian Thornton
ARM Holdings plc
+44 (0) 1628 427800

Item 3

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings Plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	✓
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	FMR LLC
4. Full name of shareholder(s) (if different from 3.):iv	See attached schedule
5. Date of the transaction and date on which the threshold is crossed or reached: v	1 May 2012
6. Date on which issuer notified:	3 May 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Indirect	Direct xi	Indirect xii	Direct	Indirect
GB0000595859	69,905,912	69,905,912	68,672,912		68,672,912		4.99

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
68,672,912			4.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See attached schedule

Proxy Voting:
10. Name of the proxy holder:	FMR LLC
11. Number of voting rights proxy holder will cease to hold:	1,233,000
12. Date on which proxy holder will cease to hold voting rights:	1st May 2012

13. Additional information:	None
14. Contact name:	Nina Collomosse
15. Contact telephone number:	fil-regreporting@fil.com

Item 4

European Researchers to Tackle Accelerator Programming

December 2011 saw the kick-off of an ambitious research project called “CARP: Correct and Efficient Accelerator Programming”, which aims to boost the programmability of accelerator hardware, such as graphics processing units (GPUs), by innovating in programming language design and implementation, as well as formal verification techniques.  Funded by the European Commission’s Seventh Framework Programme (FP7), the consortium, which consists of four industrial (ARM and three SMEs) and four academic partners, seeks to provide a unified flow for developing correct and efficient accelerator software, thus increasing reliability and energy efficiency of computing systems.

“I view accelerator programming as a challenge that must be tackled both from the top-down, via programming frameworks allowing software developers to synthesise efficient platform-specific code from platform-neutral algorithm representation, and from the bottom-up, via effective tools for debugging and verifying low-level code,” said Dr Alastair Donaldson, project coordinator and lecturer at Imperial College London.

“Effective programming tools are essential to help broaden the adoption of heterogeneous systems, such as systems-on-chip accelerated by ARM® Mali™ graphics processing units (GPUs). We aim to provide software developers with a variety of programming technologies that range from industry standards, such as OpenCL™, to domain-specific frameworks. The emphasis is on efficiency, performance portability and productivity,” said Dr Anton Lokhmotov, staff engineer, ARM.

“Parallel programming is becoming increasingly synonymous with accelerator programming.  The CARP project is a unique opportunity for programming tools researchers to contribute practical solutions to the productivity, performance, and energy consumption challenges of accelerated computing systems, in close collaboration with hardware vendors and domain experts”, said Dr Albert Cohen, senior research scientist at INRIA.

“Analysing accelerator software both qualitatively and quantitatively, as well as accurately modelling accelerator hardware using stochastic techniques, is key to optimising energy efficiency of computing systems, ranging from embedded devices to supercomputer installations”, said Prof Joost-Pieter Katoen, professor at RWTH Aachen University.  “The CARP project opens up a whole new application domain for my research, as verifying low-level software for massively parallel accelerators is the ideal test-bed for scaling up my verification techniques for concurrent software,” said Dr Marieke Huisman, associate professor at University of Twente.

“Whilst I believe that the CARP project will make a lot of progress in minimising the need for low-level accelerator programming, developers of performance-critical code will find invaluable our automatic source code analysis tools which will ensure correctness portability of accelerator software,” said Dr Dino Distefano, CEO of Monoidics.

“Tracking facial features using highly computationally intensive algorithms at real-time often requires specialising software to each platform of interest.  We hope to considerably reduce our software development and maintenance costs by minimising the need to write platform-specific code and making it easier to port our software to future platforms,” said Dr Elnar Hajiyev, technology director at Realeyes.

“The ability to perform many compute-intensive tasks on fast and energy-efficient accelerators opens up the door for amazing functionality and user experience improvements.  Our Basemark CL benchmarking product is an excellent means for validating tools and techniques developed in the CARP project,” said Ville-Veikko Helppi, marketing director at Rightware.

Links for more information:

CARP project: http://www.carpproject.eu ARM: http://www.arm.com
Imperial College London: http://multicore.doc.ic.ac.uk
INRIA: http://www.inria.fr/en
RWTH Aachen: http://www-i2.informatik.rwth-aachen.de
University of Twente: http://fmt.cs.utwente.nl
Monoidics: http://www.monoidics.com
Realeyes: http://www.realeyesit.com
Rightware: http://www.rightware.com

Item 5

Hisilicon Licenses Range of ARM Mali Graphics Processors to Drive the Next-Generation
of Smart Connected Devices

Expanding the range of graphics performance whilst enabling heterogeneous computing for mobile and home devices

CAMBRIDGE, UK & SHENZHEN, CHINA – 22nd MAY 2012 –  HiSilicon and ARM today announced that HiSilicon has licensed a range of  ARM® Mali™ Graphics Processing Units (GPUs) including the market leading Mali-400 MP GPU and the latest high-performance Mali-T658 GPU. The new licenses will increase the scalability of the GPU performance points that HiSilicon will be able to offer manufacturers of mobile, consumer and home devices. HiSilicon has also licensed the latest ARM Cortex™ processor technology for use in next generation devices.

The span of ARM GPUs now licensed will provide HiSilicon with outstanding performance ranging from current best-in-class graphics found in today’s leading mobile and consumer products to solutions supporting the next-generation of iconic and innovative devices. As the mobile and consumer markets continue to diversify, it is the graphics solutions that provide many of the key differentiations, as well as defining the user experience. One size of GPU performance will no longer be able to address the high number of applications that demand breathtaking graphics performance, such as 3D graphics, photo enhancement, console level gaming as well as more intuitive interfaces including voice and gesture recognition.

The inherent GPU compute capabilities of the Mali architecture will enable HiSilicon to efficiently open up a range of new use-cases outside traditional graphics processing, including computational photography, image-processing and augmented reality. The ability to connect the CPU and GPU processors coherently will enhance the capabilities of next-generation energy-efficient devices to deliver a user experience above and beyond what has been seen to date in the market.

“The Mali GPU architecture enables HiSilicon to optimize our range of graphics solutions to address next-generation mobile and home device requirements,” said George Yiu, Head of Processor BU, HiSilicon. “Mass deployment of heterogeneous computing platforms is becoming more of a reality and I see ARM technology providing a unique advantage to address the needs of smart terminals through to the cloud.”

“In the past 12 months we have seen tremendous uptake and growth in the unit shipments of Mali-enabled SoCs across multiple device categories including market leading smartphones, tablets and DTV solutions” said Simon Segars, EVP and General Manager, Processor and Physical IP Divisions, ARM. “By being able to harness and optimize the performance that will be possible through ARM’s energy-efficient Cortex processors and Mali GPUs, HiSilicon will be able to provide consumers with richer user experiences in the most energy-efficient way.”

About HiSilicon
HiSilicon Technologies Co., Ltd. is a leading chipset solution provider for telecom network, wireless terminal and digital media. HiSilicon has the advantage to provide end-to-end chipsets and solutions from telecom network to consumer electronics. It has been serving more than 200 global operators in over 100 countries and will continue to bring maximum value to global operators and consumers. For more information, please visit www.hisilicon.com

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:
•	ARM website: http://www.arm.com/
•	ARM Connected Community®: http://www.arm.com/community/
•	Mali Developer Center www.malideveloper.com
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
o	http://twitter.com/ARMMultimedia
o	http://twitter.com/ARMMobile
o	http://twitter.com/ARMCommunity
o	http://twitter.com/ARMEmbedded
o	http://twitter.com/ARMLowPwr
o	http://twitter.com/KeilTools

ENDS

ARM, AMBA and ARM Powered are registered trademarks of ARM Limited. Cortex, MPCore and Mali are trademarks of ARM Limited.  All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 6

ARM HOLDINGS PLC - ANALYST AND INVESTOR DAY

CAMBRIDGE, UK, 23 May 2012 – ARM Holdings plc will be hosting analyst and investor presentations today in London.

The presentations will cover the following topics:

- Partnering for Success - Simon Segars, EVP & GM Product Divisions

- ARM's Low Power DNA - Tom Cronk, Deputy GM Processor Division

- Foundations for Leadership in Graphics - Pete Hutton, GM Media Processing Division

- Transforming the Data Center - Ian Ferguson, Director of Server Development

- Long Term Growth Opportunity - Tim Score, CFO

- Q&A - Chaired by Warren East, CEO

The presentation will be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London, WC2A, and commences at 10am, with registration from 9:30am.  There will be a simultaneous live audio webcast from the company's website at www.arm.com/ir.

Copies of the presentation and replay of the audio webcast will be available from the website by 5pm BST on 23 May 2011.

CONTACTS:

Sarah West/ Anne Bark	Tim Score/Ian Thornton
Brunswick	ARM Holdings plc
+44 (0)207 404 595	+44 (0)1223 400400

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.

Item 7

ARM Highlights Innovation Driven by Partner Collaboration at DAC 2012

What: ARM will demonstrate how ARM® Connected Community® Partners continue to drive innovation through collaboration during the 49th Design Automation Conference (DAC) in San Francisco next week. At the show ARM Chief Technical Officer, Mike Muller will deliver a keynote and other ARM technical experts will participate in the DAC conference program, as well as provide product demonstrations and booth presentations (booth 1414). Conference attendees will learn how ARM is working with leading semiconductor and consumer electronics companies to enable smarter system design through integrated and optimized Intellectual Property (IP). Also, for the first time, attendees at DAC will have the opportunity to visit the ARM Connected Community Pavilion (booth 802), which will highlight the latest technology from ARM EDA and Embedded Partners.

In Muller’s keynote on Tuesday 5th June, entitled “Scaling for 2020 Solutions,” he will explore how design strategies have evolved during the past 25 years. Muller will discuss the EDA industry’s role in enabling these advances in systems, hardware, operating systems and applications, and its ability to explore possible design solutions that will enable and drive the Internet of Things. In addition, technical experts from ARM will participate in tutorials and research sessions, as well as a panel discussions, on topics that include heterogeneous multiprocessing and task context migration using big.LITTLE processing, sub-20nm FinFET design and adaptive computing.

•	Additional highlights of ARM’s participation at DAC 2012:
Creating a Platform for Greater InnovationThe latest technology solutions from the ARM Partners will be on display at the ARM Connected Community Pavilion (booth 802). In addition to Partner presentations, there will be “Ask an ARM Expert” events where attendees can get their most challenging questions answered from top ARM executives and engineers, including Dr. Dipesh Patel, deputy general manager of the Physical IP Division; and ARM R&D Fellows Dr. Rob Aitken and Dr. David Flynn.   Partners participating in the Connected Community Pavilion include Ansys Apache Design, Atrenta, Cadence, Carbon Design Systems, EVE, Jasper Design Automation, Mentor Graphics, Space Codesign, Synopsys, Vworks and Zocalo.

•	Enabling Smarter System Design through Integrated and Optimized IP
ARM enables smarter system design through collaboration with Partners and the optimization and scalability of processors. ARM recently announced the availability of a significantly expanded lineup of ARM Processor Optimization Pack™ (POP) solutions targeting a range of ARM Cortex™ processors. ARM Artisan® Physical IP platforms also deliver optimized IP for best-in-class processor implementations. In addition to demos and presentations on the ARM booth, ARM will discuss the industry’s broadest physical IP portfolio in presentations at the booths of several partners, including ChipEstimate.com, GLOBALFOUNDRIES, Samsung and TSMC.

•	Advanced Implementations for Next-Generation Low-Power Devices
Today’s consumers demand devices with both higher-performance and extended battery life. ARM big.LITTLE™ processing connects the performance of the ARM Cortex-A15 MPCore™ processor with the energy-efficiency of the Cortex-A7 MPCore processor, enabling the same application software to be migrated seamlessly between them. By selecting the optimum processor for each task, big.LITTLE can extend battery life by up to 70 percent. ARM big.LITTLE processing will feature at the following presentations and special sessions:
o
“ARM big.LITTLE technology: Hardware and software architecture options to optimize energy-efficiency” ARM Theater (booth 1414), Brian Jeff (ARM), Monday, June 4, at 3:30 p.m.; Wednesday, June 6, at 2:30 p.m.; and Thursday, June 7 at 1:30 in room 310.

o	“Early bring-up and optimization of Android stacks for ARM big.LITTLE processing.” ARM Theater (booth 1414), Tom DeSchutter, (Synopsys), Monday, June 4, at 4 p.m.

ARM big.LITTLE processing will also be on display during demonstrations in the ARM booth and in presentations by Apache, Cadence, Carbon and Synopsys.

•	Firmware and Application Development
Time to market pressures on today’s developers require parallelization of both hardware and software development efforts. ARM® FastModels™ meet this challenge by combining SoC development with fast instruction accurate models of today’s ARM processor-based cores platforms. Software developers no longer have to wait for hardware to start their firmware and application development. At DAC, ARM is demonstrating how FastModels and the ARM Development Studio 5 (DS-5™) toolchain work together providing a best in class solution for developers.

Why: Innovation using the latest ARM technology has always been – and will continue to be – driven by the extensive ARM Partner community. As one of the leading design conferences in the world, DAC is an important platform for ARM and ARM Partners to provide attendees with insight into the technology that will drive tomorrow’s most innovative devices.

When: 3rd – 7th June 2012

Where: The ARM exhibit at DAC (booth 1414) will feature a theater where more than 30 presentations from ARM and the ARM Connected Community. ARM and its Partners will explore topics ranging from 28nm design to addressing the design challenges associated with building processors that are both high-performance and energy-efficient. For the full ARM Theater schedule, visit http://bit.ly/Kw2FaY. In addition to demonstrations on POPs and big.LITTLE processing, conference attendees will be able to experience demonstrations of ARM CoreSight™ system IP for on-chip debug and trace and ARM CoreLink™ system IP for the development of low-power and cost-efficient SoCs. In the Connected Community pavilion, VWorks will also be demonstrating the Freescale Vybrid multi-core Cortex-A5 plus Cortex-M4 virtual target based on ARM Fast Models, along with DS-5 debug tools.

For full details of ARM activities at DAC, visit the http://www.arm.com/about/events/design-automation-conference-dac.php

Who: ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community®: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/armflix
•	ARM on Twitter:
o	http://twitter.com/ARMMultimedia
o	http://twitter.com/ARMMobile
o	http://twitter.com/ARMCommunity
o	http://twitter.com/ARMEmbedded
o	http://twitter.com/ARMSoC
o	http://twitter.com/KeilTools

ENDS

Contact Details:

Tiffany Sparks ARM
(408) 576-1397
tiffany.sparks@arm.com

Andy Phillips ARM
+44 1223 400930
andy.phillips@arm.com